5075 Westheimer, Suite 890, Houston, TX 77056
713-369-0550 Fax: 713-369-0555
June 13, 2006
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 70-10
Washington, D.C. 20549
Attention: H. Roger Schwall, Assistant Director

Re:	Allis-Chalmers Energy Inc. Registration Statement on Form S-1 filed May 8, 2006 (File No. 333-133874) Annual Report on Form 10-K for the fiscal year ended December 31, 2005 filed March 22, 2006.
Ladies and Gentlemen:
     We have received your letter dated June 7, 2006, addressed to Mr. Victor M. Perez, Chief Financial Officer of Allis-Chalmers Energy, Inc. (“Allis-Chalmers”), pursuant to which you provided comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on our Registration Statement on Form S-1 filed with the SEC on May 8, 2006 (File No. 333-133874) (the “Registration Statement”), as well as comments from the Staff on our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 filed March 22, 2006 (the “2005 Annual Report”). In response to the Staff’s comments, (a) we have filed today Amendment No. 1 to the Registration Statement (the “Registration Statement Amendment”), (b) we are furnishing our proposed amendments to our 2005 Annual Report (the “10-K Amendment”) for your review and comment prior to filing and (c) we are submitting this response letter to you.
     For your convenience, the comments contained in your comment letter are set forth below verbatim in italicized text. Our responses appear below in the plain text following the copies of your comments.
Form S-1 Filed May 8, 2006
General
1.	Please update your financial statements. Refer to Rule 3-12 of Regulation S-X.

Our response. We have updated our financial statements in the Registration Statement Amendment in accordance with Rule 3-12 of Regulation S-X.

Securities and Exchange Commission
Division of Corporation Finance
June 13, 2006

2.	Please provide currently dated consent from each the independent registered accountants in the next amendment.

Our response. We have provided currently dated consents from each of the independent registered accountants in the Registration Statement Amendment.
Unaudited Pro Forma As Adjusted Consolidated Financial Information, page 26
3.	We note the pro forma information included in your document here and on page F-123. It appears your pro forma information includes various projections assuming your ownership as of January 1, 2005. Please refer to Rule 11-02(b)(6) of Regulation S-X and modify your presentation to include only those items that are directly attributable to the transactions, are expected to have a continuing impact and are factually supportable. Please contact us if you wish to discuss.

Our response. In accordance with our discussions on Friday, June 09, 2006 with the members of the Staff, we have revised the pro forma information presented in the Registration Statement Amendment to eliminate several adjustments, which previously had been presented in the Registration Statement.

With respect to the adjustments relating to our acquisition of Specialty Rental Tools, which we have continued to include in our pro forma presentation, we call your attention to the following:
•	We have included a pro-forma adjustment that reduces Specialty Rentals’ 2005 General and Administrative expense by $12.4 million. This amount reflects unusual and extraordinary bonuses that Specialty paid to some of its employees as part of, and simultaneously with, being acquired by us. Pursuant to our purchase agreement for the Specialty acquisition, we and the seller agreed that, as additional consideration for the acquisition, Allis-Chalmers would contribute $12.4 million for the payment on the closing date of bonuses and commissions to some of Specialty’s employees and other advisers to the seller.

•	Also, in connection with the Specialty acquisition, we made a pro-forma adjustment that reduced Specialty’s cost of sales by $386,000 in 2005. This adjustment is related to a new lease for Specialty’s yard entered into with the seller. Entering into this lease was required by the purchase agreement for the acquisition, and was a condition to closing the acquisition.

•	We also made a pro-forma adjustment that reduced general and administrative expense by $96,000 due to the elimination of directors’ fees

Securities and Exchange Commission
Division of Corporation Finance
June 13, 2006

payable to the former members of Specialty’s board of directors who resigned from the board upon closing of the acquisition.
Finally, we confirm that as required pursuant to Rule 11-02(b)(6) of Regulation S-X, the adjustments included in our pro forma income statement in our Registration Statement Amendment give effect only to factually supportable events that we expect to have a continuing effect on us and that are directly attributable to the relevant transactions.

4.	Please remove your disclosure of EBITDA from the face of your pro forma consolidated statement of operations. Refer to Item 10(e)(1)(ii)(D) of Regulation S-K.

Our response. We have removed the disclosure of EBITDA from the pro forma presentation appearing in the Registration Statement Amendment.
Acquisition Financial Statements — Delta Rental Service, Inc.
Independent Auditors’ Report, page F-48
5.	Please provide an audit report that clearly identifies the financial statement periods audited. It appears that only a 12 month period has been subject to audit. In addition, please revise the report to include the city and state of the independent auditors. Please refer to Rule 2-02 of Regulation S-X.

Our response. On page F-66 of the Registration Statement Amendment, we have provided a revised audit report that includes the city and state of the independent auditors and more clearly states which financial statement periods have been audited.
Acquisition Financial Statements — Capcoil Tubing Services, Inc.
Statements of Cash Flows, page F-66
6.	Please reconcile the amount shown as the change in inventory for 2004 in your Statement of Cash Flows to the 2004 and 2003 inventory balance sheet amounts depicted on page F-63. In addition, please provide a similar reconciliation of the changes in accounts payable and accruals.

Our response. We believe the audited 2004 Statement of Cash Flows for Capcoil Tubing Services, Inc. properly reflects the change in both the Inventory and Accounts Payable and Accruals for 2004, as adjusted by the noncash activity included in both inventory and payables at year end 2003 and 2004. The Statement of Cash Flows reflects only cash transactions (amounts included

Securities and Exchange Commission
Division of Corporation Finance
June 13, 2006

in payables have been removed). Any amounts that were included in inventory or other balance sheet accounts were adjusted accordingly. We have set forth a reconciliation below for additional support.
Capcoil Tubing Services, Inc.
Reconciliation of Statement Of Cash Flows
December 31, 2004

	2004	2003	Change
Inventory	386,685	384,431	2,254

Less: Amounts Included In Inventory At 2004, Not Yet Paid For (ie — In Payables-2004)			(264,738)
Add: Amounts Included In Inventory At 2003, Paid For in 2004 (ie — In Payables-2003)			690,574

Change in Inventory Per Audited Statement of Cash Flows			428,090

Accounts Payable:

Accounts payable — trade	383,762	891,508	(507,746)
Accrued interest payable	4,018	0	4,018
Accrued wages	6,400	0	6,400

Change in Accounts Payable Per Audited Financial Statements			(497,328)

Less: Capitalized Amounts In Plant and Inventory At 2004, Paid in 2005			(275,178)
Add: Capitalized Amounts in Plant and Inventory At 2003, Paid in 2004			730,264

Change in Accounts Payable Per Audited Statement of Cash Flows			(42,242)

Independent Auditor’s Report on Additional Information, Page F-74
7.	Please modify this report to refer to the correct page number of the primary audit report. It appears the primary audit report is located on page F-62.

Our response. The relevant report appearing on page F-92 of the Registration Statement Amendment has been modified to refer to the correct page number of the primary audit report appearing on page F-80 of the Registration Statement Amendment.
Acquisition Financial Statements — W.T. Enterprises, Inc.
Statements of Cash Flows, Page F-84
8.	We note you have included the changes in “Shareholder loans” as a component of operating cash flows. Please tell us why these amounts do not represent a financing activity. Please refer to paragraphs 19 and 20 of SFAS 95.

Securities and Exchange Commission
Division of Corporation Finance
June 13, 2006

Our response. On page F-102 of the Registration Statement Amendment, we have revised the statement of cash flows to reflect changes in “Shareholder loans” as a component of cash flows from investing activities.
Acquisition Financial Statements — Specialty Rental Tools, Inc.
Financial Statements
9.	We note that you have only provided two years of financial statements for Specialty Rental Tools, Inc. Please refer to Rule 3-05 of Regulation S-X and provide us with an analysis of your significance conclusions regarding this acquisition.

Our response. We have included three years of financial statements for Specialty Rental Tools, Inc. in the Registration Statement Amendment.
Note B — Summary of Significant Accounting Policies
Property and Equipment, page F-99
10.	Please expand your policy disclosure to discuss how you account for the event of lost-in-hole equipment, including the Income Statement presentation of this event.

Our response. We have revised the presentation in the statement of operations on page F-114 of the Registration Statement Amendment to “gross-up” the lost-in-hole equipment transactions, and we have revised the policy disclosure on revenue recognition on page F-117 to disclose the accounting for lost-in-hole equipment. Note B appearing on that page now includes a statement to the effect that payments from customers for the cost of oilfield rental equipment that is damaged or lost-in-hole are reflected as revenues with the carrying value of the related equipment charged to cost of sales.
Acquisition Financial Statement — DLS Drilling, Logistics & Services Corporation
Independent Auditors’ Report, page F-48
11.	Please revise the report to include the city and state where it was issued. Please refer to Rule 2-02 of Regulation S-X.

Our response. On page F-66 of the Registration Statement Amendment, we have provided a revised audit report that includes the city and state of the independent auditors.

Securities and Exchange Commission
Division of Corporation Finance
June 13, 2006

Consolidated Statements of Cash Flows, page F-108
12.	Please provide us with an understanding of why your line item “Dry hole expense” is included as a non-cash adjustment to Net Income.

Our response. The cash outflows for DLS’ exploratory wells are a capital expenditure and are therefore classified as an investing activity on DLS’ statement of cash flows. The $1.4 million in dry-hole costs relates to capital expenditures for exploratory wells that had previously been capitalized; the related cash outflows are from investing activities, and therefore such amount is a non-cash expense adjustment to net income. Please also see Note 22 of DLS’ 2005 financial statements on page F-140.
Form 10-K for the Fiscal Year Ended, December 31, 2005
Financial Statements
Consolidated Statements of Operations, page 48
13.	We note you have presented separately “post-retirement medical costs” on the face of your statement. Please tell us whether or not an amount of these costs is included in the “Direct costs” line item as well. Please refer to Item 302(a)(1) of Regulation S-K.

Our response. The amount of our post-retirement medical costs is not included in “Direct costs.” These expenses are unrelated to products sold or services rendered and are not included in cost of revenues. Since we have no other post-retirement obligations, and “post-retirement medical costs” is presented as a separate line item, there are no post-retirement expenses included in “Direct costs.”

14.	Please expand your accounting policy disclosure to discuss how you account for the event of lost-in-hole equipment, including the Statement of Operations presentation of this event.

Our response. As noted on page 9 of the proposed 10-K Amendment, we plan to revise our accounting policy disclosure to discuss how we account for the lost-in-hole transactions, as reflected in our statement of operations.

Note 13- Stock Purchase Warrants, page 78

15.	Please tell us and disclose how you account for and are classifying the various share purchase warrants that you discuss. It appears that certain warrants were issued with an exercise price below the market price of the underlying

Securities and Exchange Commission
Division of Corporation Finance
June 13, 2006

shares at the date of grant. Please clarify if this was the case.

Our response. We have issued various warrants in connection with private equity placements, acquisitions and debt financings and as consideration for consulting services. Some of the warrants that we issued prior to the conversion of our preferred stock into common stock on April 2, 2004, had exercise prices below the market price of the underlying shares at the date of issuance of the warrant. We established the exercise prices for these warrants pursuant to negotiations that took into account the absence of trading liquidity in our stock, and the preferences and superior rights corresponding to ownership of our preferred stock as compared to owning our common stock.

We based exercise prices applicable to warrants issued after the conversion of our preferred stock (on April 2, 2004) (a) on a fairness opinion from an investment banking firm (in light of the absence of trading liquidity in our stock at the time of issuance of the warrant), or, (b) after the development of sufficient trading liquidity, on the fair market value of our common stock, as indicated by the public trading price, at or about the date of issuance of the relevant warrant.

We established the fair values of warrants by applying the Black-Scholes option pricing model. The fair values of warrants issued in connection with our private equity placements and our acquisitions were treated as costs of the equity offering or acquisition and as increases to shareholders’ equity. The fair values of warrants issued in relation to debt financings were amortized over the life of the related debt instruments and treated as an increase to shareholders’ equity. The fair values of warrants issued in return for consulting services were expensed and treated accordingly as an increase to shareholders’ equity.
Controls and Procedures, page 86
16.	We note that your officers have concluded that your disclosure controls and procedures were not effective and that you are in the process of creating and implementing measures to address the deficiencies. With a view toward disclosure, please tell us what the measures to remediate the deficiencies are and when you anticipate implementing the measures.

Our response. Consistent with our more recent disclosure in our Quarterly Report on Form 10-Q for the three months ended March 31, 2006, in order to (a) address the issues described in subpart (a) of Item 9A of our 2005 Annual Report, (b) improve our internal control over financial reporting, and (c) ultimately achieve and maintain effective disclosure controls and procedures, we have begun or are planning several measures. In particular, we are in the process of consolidating our accounting functions into one office, which we expect to result in improved utilization and supervision of those functions, and we are implementing

Securities and Exchange Commission
Division of Corporation Finance
June 13, 2006

improvements in our accounting software and its utilization. During the first quarter of 2006, we completed the implementation of our new general ledger accounting software in all of our subsidiaries existing as of December 31, 2005. We are continuing to implement improvements in the way the software is utilized. As a result of improvements to our accounting software, we have recently improved our ability to generate internal monthly financial reports. These reports facilitate monthly meetings with executive management to review the prior month’s results of operations and therefore more closely monitor our results on a timely basis. We are also in the process of consolidating our payroll functions to improve quality control in this area. We are continuing the engagement of an independent internal controls consulting firm, which is in the process of documenting, analyzing, identifying and testing internal controls. We are collaborating closely with this consulting firm and implementing their advice regarding improvements to our internal controls. For example, based on this advice we are making improvements in the areas of segregation of duties, detailed documentation of processes and formalization of control measures in our field offices. The consulting firm is also assisting us with the training of our personnel with respect to the implementation of internal control processes.

We are actively in the process of hiring additional accounting personnel and support staff with significant experience in public company reporting. For example, in January 2006, we hired a certified public accountant to be our new financial reporting manager, the existing financial reporting manager was promoted to manager of internal controls. Also, during the first quarter of 2006, we replaced two divisional controllers with certified public accountants.

We expect to substantially complete implementation of these measures during the third quarter of fiscal 2006.

We believe disclosure regarding these measures is adequately presented in our Quarterly Report on Form 10-Q for the three months ended March 31, 2006 and our 2005 Annual Report, in compliance with applicable form requirements. Accordingly our proposed 10-K Amendment does not include revisions addressing these measures.
* * * *
     We are filing the Registration Statement Amendment and this letter today via EDGAR in compliance with the instruction set forth in your comment letter. We are also supplementally furnishing our proposed 10-K Amendment, which we plan to file upon completion of the Staff’s review process.
     If you have any further comments, please contact the undersigned by telephone at (713) 369-0550 or by fax at (713) 369-0555, with a copy to Henry Havre of Andrews

Securities and Exchange Commission
Division of Corporation Finance
June 13, 2006

Kurth LLP, by fax at (713) 238-7279. We thank you in advance for your prompt consideration of our responses.

Very truly yours, ALLIS-CHALMERS ENERGY, INC.
By:	/s/ Victor M. Perez
Victor M. Perez

Enclosures

cc:	Carmen Moncada-Terry, SEC Kevin Stertzel, SEC Jill Davis, SEC Henry Havre, Andrews Kurth LLP Bruce Czachor, Shearman & Sterling LLP